3UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G


Under the Securities Exchange Act of 1934
(Amendment No. 5)


Kellogg Company
(Name of Issuer)


Common Stock,$0.25 par value per share
(Title of Class of Securities)


487836108
(CUSIP Number)


December 31, 2021
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
 X	Rule 13d-1(b)
	Rule 13d-1(c)
	Rule 13d-1(d)
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CUSIP	487836108


Page    2    of    6    Pages



  1

Names of Reporting Persons
S.S. or I.R.S. Identification No. of above person
	Northern Trust Corporation			36-2723087
	The Northern Trust Company			36-1561860


  2

Check the appropriate box if a member of a group

	Not Applicable	(a)	[ ]
			(b)	[ ]



  3

S.E.C. use only



  4

Citizenship or place of organization

	Northern Trust Corporation - a Delaware corporation




Number of Shares Beneficially owned by Each Reporting Person with

  5
Sole Voting Power

	395,548


  6
Shared Voting Power

	61,946,937


  7
Sole Dispositive Power

	2,170,025


  8
Shared Dispositive Power

	59,770,150


  9

Aggregate amount beneficially owned by each reporting person

	62,357,240


10

Check box if the aggregate amount in Row (9) excludes certain shares.




11

Percent of class represented by amount in Row 9

	18.3



12

Type of reporting person


	Northern Trust Corporation  	HC
	The Northern Trust Company	BK
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SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G UNDER THE SECURITIES EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with statement [ ].

1.	(a)	Kellogg Company
		(Name of Issuer)

	(b)	One Kellogg Sq,PO BOX 3599, Battle Creek MI 49016-3599
		(Address of Issuer's Principal Executive Office)

2.	(a)	Northern Trust Corporation
		(Name of Person Filing)

	(b)	50 South LaSalle Street, Chicago, Illinois 60603
		(Address of Person Filing)

	(c)	Delaware Corporation
		(Citizenship)

	(d)	Common Stock,$0.25 par value per share
		(Title of Class of Securities)

	(e)	487836108
		(CUSIP Number)

3. This statement is being filed by Northern Trust Corporation as a Parent Holding Company in accordance with S240.13d-1(b) (1) (ii) (G).

4.	(a)	 62,357,240
		(Amount Beneficially Owned)

	(b)	 18.3
		(Percent of Class)

	(c)	Number of shares as to which such person has:

		(i)	      395,548
			(Sole Power to Vote or to Direct the Vote)

		(ii)	      61,946,937
			(Shared Power to Vote or to Direct the Vote)

		(iii)	      2,170,025
			(Sole Power to Dispose or Direct Disposition)

		(iv)         59,770,150
			(Shared Power to Dispose or Direct Disposition)



5. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
 5 percent of the class of securities, check the following:  [  ]

6. Statement regarding ownership of 5 percent or more on behalf of another person:

The securities are beneficially owned by Northern Trust
Corporation and its subsidiaries, such as The Northern Trust Company, in their various fiduciary capacities.


7.	Parent Holding Company reporting on behalf of the following subsidiaries, all of which are banks as defined in Section 3(a) (6) of the Act:

	The Northern Trust Company
	50 South LaSalle Street
	Chicago, IL  60603


8.	Identification and Classification of Members of the Group.

Not Applicable.

9.	Notice of Dissolution of Group.

Not Applicable.

10. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


								NORTHERN TRUST CORPORATION

								________________________________
								By:  Christopher D Shipley
								As its Senior Vice President
DATED:  02-04-2022
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EXHIBIT TO SCHEDULE 13G AMENDMENT
FILED BY NORTHERN TRUST CORPORATION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-1004
Attention: Filing Desk, Stop 1-4

RE:  Kellogg Company

Pursuant to the requirement of 240.13d-1(k) (1) (iii), this exhibit shall constitute our written agreement that the Schedule 13G Amendment to which this exhibit is attached is filed on behalf of Northern Trust Corporation and of its subsidiary(ies), as stated below, regarding our respective beneficial ownership in the above-captioned equity security.
							NORTHERN TRUST CORPORATION

							_________________________________
							By:  Christopher D Shipley
							As its Senior Vice President


DATED:  02-04-2022

THE NORTHERN TRUST COMPANY



________________________________________
By:  Christopher D Shipley
As its Senior Vice President